
October 28, 2013

<u>Via E-mail</u>
Kai-Shing Tao
Chief Executive Officer
Remark Media, Inc.
Six Concourse Parkway, Suite 1500
Atlanta, GA 30328

> **Re: Remark Media, Inc**.
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed September 26, 2013**
> **File No. 001-33720**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 65

1.   We note the company's conclusion that Internal Controls over Financial Reporting were not effective at year end. The company appears to attribute the conclusion to the restatement of your financial statements but does not identify any material weakness or weaknesses that led to the restatement. Please clarify whether the company identified one or more material weaknesses in making their assessment, and if so, revise your disclosure to discuss the material weaknesses identified by management. See Item

308(a)(3) of Regulation S-K for reference. Your discussion should explain when any material weaknesses occurred, when they were discovered and the circumstances that led to their discovery.

2.   Further, in this report and in reports for subsequent periods until any material weaknesses have been remediated, please provide detailed discussion of managements plan to remediate the material weakness or weaknesses, and disclose any changes in internal control over financial reporting as required by Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director